EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Supplementary Report - Petition to the High Court of Justice Concerning the “Wholesale Market”

Further to the Company’s immediate supplementary reports of December 30, 2014 and October 11, 2015 regarding the Company’s petition to the High Court of Justice to cancel the Minister of Communication’s decision concerning the regulation of wholesale services - the format of the provision of wholesale services and the setting of rates therefor on the Company’s network, and further to the description of the developments in the petition, as described in section 1.7.3(c) of the chapter containing a description of the Company’s business affairs in its 2015 periodic report and in the update to such section in the Company’s quarterly report for the period ending March 31, 2016, an immediate supplementary report is hereby provided that on May 29, 2016, the Company received a Supreme Court ruling (dated May 23, 2015) on the petition, declaring that the court did not find any legal grounds for intervention and would therefore not grant the petition.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.